[redacted]

12013535

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 29 2012
WASH. D.C.

SEC FILE NUMBER
8-66452

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2011** (MM/DD/YY) AND ENDING **12/31/2011** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **TradeLink Securities L.L.C.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

71 South Wacker Drive, Suite 1900
(No. and Street)

Chicago	**Illinois**	**60606**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Harlan Moeckler **(312) 264-2124**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name – *if individual, state last, first, middle name*)

One South Wacker Drive, Suite 800	**Chicago**	**Illinois**	**60606**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Harlan Moeckler**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **TradeLink Securities L.L.C.**, as of **December 31**, 20**11**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions.

OFFICIAL SEAL
BETH ROGERS
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 7-16-2012

Signature

Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

Independent Auditor's Report	1
Financial Statement	
Statement of Financial Condition	2
Notes to Statement of Financial Condition	3 – 9

McGladrey

Independent Auditor's Report

To the Managing Member
TradeLink Securities L.L.C.
Chicago, Illinois

We have audited the accompanying statement of financial condition of TradeLink Securities L.L.C. (the Company) as of December 31, 2011 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of TradeLink Securities L.L.C. as of December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Chicago, Illinois
February 28, 2012

TradeLink Securities L.L.C.

Statement of Financial Condition
December 31, 2011

Assets	
Cash	$ 734,153
Receivable from clearing brokers	22,201,530
Financial instruments owned, pledged as collateral, at fair value	17,125,002
Other assets	59,740
Total assets	$ 40,120,425
Liabilities and Members' Equity	
Liabilities	
Payable to clearing brokers	$ 5,337,396
Financial instruments sold, not yet purchased, at fair value	8,589,086
Accounts payable and accrued expenses	239,626
	14,166,108
Members' equity	25,954,317
Total liabilities and members' equity	$ 40,120,425

See Notes to Statement of Financial Condition.

Note 1. Nature of Operations and Significant Accounting Policies

Nature of operations: TradeLink Securities L.L.C. (the Company) is a registered securities broker dealer, conducting business as a market maker/specialist, buying, selling and dealing as principal in securities and derivatives for its own account. The Company clears all securities through its clearing brokers.

The Company commenced operations as of October 7, 2004 and will terminate on March 19, 2033, unless earlier dissolved in accordance with the provisions of its operating agreement or the Delaware Limited Liability Company Act.

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(i) provide that the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker-dealer, does not otherwise hold funds or securities for or owe money or securities to customers, and effectuates all financial transactions between the Company and its customers through one or more bank accounts, each designated as Special Account for the Exclusive Benefit of Customers of the Company. Because the Company effects no financial transactions with customers as defined in Rule 15c3-3(a)(1), the Company does not maintain a Special Account.

A summary of the Company's significant accounting policies follows:

Accounting policies: The Company follows Generally Accepted Accounting Principles (GAAP), as established by the Financial Accounting Standards Board (the FASB), to ensure consistent reporting of financial condition.

Use of estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Statement of cash flows: The Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months at the date of acquisition that are not held for sale in the ordinary course of business.

Financial instruments: Transactions in securities and derivative financial instruments are recorded on trade date. Securities and derivative financial instruments are recorded at fair value. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Interest, dividends and rebates: Interest income and expense is recognized under the accrual basis. Dividend income and expense is recognized on the ex-dividend date. Rebates are recognized on the accrual basis.

Foreign exchange transactions: Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange, whereas the income and expense items are translated at average rates of exchange for the year.

Note 1. Nature of Operations and Significant Accounting Policies (Continued)

Income taxes: The Company is taxed as a partnership under the provisions of the Internal Revenue Code and, accordingly, is not subject to federal income taxes. Instead, members are liable for federal income taxes on their respective shares of taxable income.

The Company has evaluated tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. For the year ended December 31, 2011, management has determined that there are no material uncertain tax positions. The Company is not subject to examination by U.S. federal or state authorities for tax years before 2008.

Recently issued accounting pronouncements: In May 2011, the FASB issued Accounting Standards Update (ASU) 2011-04, *Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs (ASU 2011-04).* ASU 2011-04 amended ASC 820, *Fair Value Measurements and Disclosures*, to converge the fair value measurement guidance in GAAP and International Financial Reporting Standards (IFRSs). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. The Company is currently evaluating the effect that the provisions of ASU 2011-04 will have on the Company's financial statements.

Note 2. Receivable from and Payable to Clearing Brokers

Amounts receivable from and payable to clearing brokers at December 31, 2011, consist of the following:

	Receivable	Payable
Receivable from clearing brokers, cash	$ 21,831,222	$ -
Payable to clearing brokers, cash	-	5,337,396
Accrued interest and dividends	46,540	-
Money market funds	374,948	-
Open trade equity on futures contracts	(51,180)	-
	$ 22,201,530	$ 5,337,396

Cash, financial instruments and securities owned and on deposit at the Company's clearing brokers collateralize financial instruments sold, not yet purchased, and amounts payable to the clearing broker, if any, and may serve to satisfy regulatory or clearing broker margin requirements.

Note 3. Fair Value of Financial Instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Assets and liabilities recorded at fair value are categorized within the fair value hierarchy based upon the level of judgment associated with the inputs used to measure their value. Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1. Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2. Quoted prices for identical or similar assets or liabilities in markets that are less active, that is, markets in which there are few transactions for the asset or liability that are observable for substantially the full term.

Level 3. Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity). Level 3 is comprised of financial instruments whose fair value is estimated based on internally developed models or methodologies utilizing significant inputs that are not readily observable from objective sources.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, a financial instrument's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the financial instrument.

A market is active if there are sufficient transactions on an ongoing basis to provide current pricing information for the asset or liability, pricing information is released publicly, and price quotations do not vary substantially either over time or among market makers. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the reporting entity.

The Company assesses the levels of the financial instruments at each measurement date, and transfers between levels are recognized on the actual date of the event or change in circumstances that caused the transfer in accordance with the Company's accounting policy regarding the recognition of transfers between levels of the fair value hierarchy. There were no significant transfers among Levels 1, 2, and 3 during the year.

Money market funds, equity securities, exchange-traded funds, futures contracts, foreign currency forward contracts, and equity options that trade in active markets are valued using quoted market prices or exchange settlement prices and are classified within Level 1 of the fair value hierarchy.

Swaps are valued using broker or dealer quotations or by management using a methodology that initially considers the underlying securities' relative conversion attributes, either fixed or variable, as well as conversion restrictions, if any. Variable conversion further considers, among other things, negotiated discounts and look-back structures. Corporate bonds trade in over the counter markets and are valued using broker quotes or market data pricing. These financial instruments are classified within Level 2 of the fair value hierarchy.

Note 3. Fair Value of Financial Instruments (Continued)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2011.

	Level 1	Level 2	Total
Assets			
Receivable from clearing brokers:			
Money market funds	$ 374,948	$ -	$ 374,948
Open trade equity on futures contracts	(51,180)	-	(51,180)
	323,768	-	323,768
Financial instruments owned:			
Equity securities	16,236,931	-	16,236,931
Debt securities – corporate bonds	-	177,806	177,806
Swaps	-	616,697	616,697
Foreign currency forward contracts	92,938	-	92,938
Equity options	630	-	630
	16,330,499	794,503	17,125,002
	$ 16,654,267	$ 794,503	$ 17,448,770
Liabilities			
Financial instruments sold, not yet purchased:			
Equity securities	$ 5,774,266	$ -	$ 5,774,266
Exchange-traded funds	2,562,514	-	2,562,514
Equity options	252,306	-	252,306
	$ 8,589,086	$ -	$ 8,589,086

The Company did not hold any Level 3 financial instruments during the year ended December 31, 2011.

In addition, substantially all of the Company's other assets and liabilities are considered financial instruments and are reflected at fair value, or at carrying amounts that approximate fair value because of the short maturity of the instruments.

Note 4. Derivative Instruments

Expanded disclosure is presented, in accordance with FASB guidance, to provide the users of the financial statements with an enhanced understanding of the use of derivative instruments, and how derivative and hedging activities affect financial position.

The Company's derivative activities are comprised of futures contracts and equity options traded on domestic and foreign markets, currency forwards and swaps traded over-the-counter. These derivative contracts are recorded on the statement of financial condition as assets measured at fair value. The Company has considered the counterparty credit risk related to all its derivative instruments and does not deem any counterparty credit risk material at this time. The Company does not consider any derivative instruments to be hedging instruments, as those terms are generally understood.

Note 4. Derivative Instruments (Continued)

As of December 31, 2011 and for the year then ended, the Company's derivative activities had the following impact on the statement of financial condition:

Underlying Risk Type	Investment Type	Statement of Financial Condition Location	Assets at Fair Value	Liabilities at Fair Value	Net	Number of Contracts
Equity Price						
	Swaps					
	Total return	Financial instruments owned	$ 616,697	$ -	$ 616,697	N/A
	Equity options					
	Financial	Financial instruments owned	630	-	630	126
	Transportation	Financial instruments sold, not yet purchased	-	(252,307)	(252,307)	25,814
Foreign exchange						
	Forwards					
	Foreign currency	Financial instruments owned	92,938	-	92,938	N/A
Commodity price						
	Futures					
	Index	Receivable from clearing brokers	-	(51,180)	(51,180)	56
	Total asset and liabilities derivatives		$ 710,265	$ (303,487)	$ 406,778	25,996

Note 5. Related-Party Transactions

Pursuant to a facilities management agreement, TradeLink L.L.C. and TradeLink Holdings, LLC, entities affiliated by common ownership, provide for the use of certain trading systems, occupancy, compensation and accounting expenses to the Company. In addition, the Company reimburses TradeLink L.L.C. for direct operating expenses incurred and paid on behalf of the Company. These expenses totaled $1,137,353 for the year ended December 31, 2011 and are reflected in the statement of operations in the respective classifications. Accounts payable and accrued expenses includes $106,987 due to these entities at December 31, 2011.

The Company has a note receivable from a former member. The note has a face value of $550,000 with an interest rate of 5 percent. In 2009, the Company reserved $275,000 on the note as an allowance for doubtful accounts. In 2011, the Company wrote off the remaining balance of the note, $275,000.

Note 6. Indemnification

In the normal course of business, the Company enters into contracts and agreements that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of any future obligation under these indemnifications to be remote.

Note 7. Financial Instruments with Off-Balance-Sheet Risk and Concentration of Credit Risk

The Company, in connection with its proprietary market making and trading activities, enters into transactions in a variety of securities, commodities, foreign exchange and derivative financial instruments. A derivative is a future, forward, swap or option contract, or other financial instruments with similar characteristics such as caps, floors and collars. The majority of trades occur in futures, options on futures, equities, and options on equities instruments traded on regulated exchanges in the United States. Trading strategies generally include arbitrage, spreads, hedged or directional. The majority of trades occur in futures, options on futures, equities, and options on equities instruments traded on regulated exchanges in the United States. Generally, these derivative financial instruments represent future commitments to exchange interest payment streams or currencies or to purchase or sell other financial instruments at specific terms at specified future dates. Option contracts provide the holder with the right, but not the obligation, to purchase or sell a financial instrument at a specific price before or on an established date. Options written obligate the Company to deliver or take delivery of specified financial instruments at a contracted price in the event the option is exercised by the holder. These derivative financial instruments may have market risk and/or credit risk in excess of those amounts recorded in the statement of financial condition.

Market risk: Derivative financial instruments involve varying degrees of off-balance-sheet market risk whereby changes in the market value of the underlying financial instruments or commodities may result in changes in the value of the derivative financial instruments in excess of the amounts reflected in the statement of financial condition. The Company's exposure to market risk is influenced by a number of factors, including the relationships between derivative financial instruments and the Company's proprietary securities and commodities positions, and the volatility and liquidity in the markets in which the financial instruments are traded. In many cases, the use of derivative financial instruments serves to modify or offset market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk. The Company attempts to manage its exposure to market risk arising from the use of these derivative financial instruments through various analytical monitoring techniques.

In addition, the Company sells financial instruments it does not currently own and will therefore be obligated to purchase such financial instruments at a future date. The Company has recorded these obligations in the statement of financial condition at December 31, 2011, at the fair values of the related financial instruments and would incur a loss if the fair value of the financial instruments were to increase subsequent to December 31, 2011.

Credit risk: The Company also enters into various transactions with broker-dealers, banks and other financial institutions. Credit risk arises from the potential inability of counterparties to perform in accordance with the terms of the contract. This risk of default depends on the creditworthiness of the counterparties to these transactions. Exchange traded financial instruments, such as futures and options, generally do not give rise to significant counterparty exposure due to the cash settlement procedures for daily market movements or the margin requirements of the individual exchanges. It is the Company's policy to monitor the creditworthiness of each party with which it conducts business.

Concentration of credit risk: The Company clears its trades through a limited number of clearing brokers. This can and often does result in concentrations of credit risk with one or more of these brokers. In the event these parties do not fulfill their obligations, the Company may be exposed to risk. This risk of default depends on the creditworthiness of the counterparties to these transactions. The Company attempts to minimize this credit risk by monitoring the creditworthiness of its clearing brokers.

The Company maintains its cash in bank deposit accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. Management believes that the Company is not exposed to any significant credit risk on cash.

Note 8. Net Capital Requirements

Pursuant to Rule 15c3-1 of the Securities and Exchange Commission, the Company is required to maintain "net capital" of the greater of (1) $2,500 for each security in which it makes a market (unless a security in which it makes a market has a market value of $5 or less, in which event the amount of net capital shall be not less than $1,000 for each such security) based on the average number of such markets made by such broker or dealer during the 30 days immediately preceding the computation date (2) 6-2/3 percent of "aggregate indebtedness," or (3) $100,000. The rule requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1 and also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1.

Net capital and aggregate indebtedness change from day to day, but at December 31, 2011, the Company had net capital and net capital requirements of $16,729,173 and $100,000, respectively. The Company's aggregate indebtedness to net capital ratio was 0.01 to 1. The net capital rules may effectively restrict the withdrawal of members' equity.

TradeLink Securities L.L.C.

Statement of Financial Condition
December 31, 2011

Filed as PUBLIC information pursuant to Rule 17a-5(d)
under the Securities Exchange Act of 1934.